UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
______________________________________________
Blue Owl Capital Inc.
(Name of Issuer)
______________________________________________
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

09581B 103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)
______________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09581B 103	SCHEDULE 13G	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS BB Holdings AC LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,500,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (1)
12.	TYPE OF REPORTING PERSON PN
(1)
The percent of class was calculated based on 568,254,126 shares of Class A Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 3 of 17 Pages

1.		NAMES OF REPORTING PERSONS BB Holdings AA LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5% (1)
12.		TYPE OF REPORTING PERSON PN
(1)
The percent of class was calculated based on 568,254,126 shares of Class A Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICQ BB GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 23,500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 23,500,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1% (1)
12.	TYPE OF REPORTING PERSON OO
(1)
The percent of class was calculated based on 568,254,126 shares of Class A Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 5 of 17 Pages

1.	NAMES OF REPORTING PERSONS Co-Investment Portfolio 2021 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)
12.	TYPE OF REPORTING PERSON PN
(1)
The percent of class was calculated based on 568,254,126 shares of Class A Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 6 of 17 Pages

1.	NAMES OF REPORTING PERSONS Co-Investment Portfolio GP II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)
12.	TYPE OF REPORTING PERSON PN
(1)
The percent of class was calculated based on 568,254,126 shares of Class A Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 7 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICQ Co-Investment II TT GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (1)
12.	TYPE OF REPORTING PERSON OO
(1)
The percent of class was calculated based on 568,254,126 shares of Class A Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 8 of 17 Pages

1.	NAMES OF REPORTING PERSONS Tactical Opportunities Portfolio 2020 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 09581B 103	SCHEDULE 13G	Page 9 of 17 Pages

1.	NAMES OF REPORTING PERSONS Tactical Opportunities Portfolio GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 09581B 103	SCHEDULE 13G	Page 10 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICQ Tactical Opportunities TT GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 09581B 103	SCHEDULE 13G	Page 11 of 17 Pages

1.	NAMES OF REPORTING PERSONS Divesh Makan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 33,500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 33,500,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (1)
12.	TYPE OF REPORTING PERSON IN
(1)
The percent of class was calculated based on 568,254,126 shares of Class A Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. 09581B 103	SCHEDULE 13G	Page 12 of 17 Pages

Item 1.		Issuer
	(a)	Name of Issuer:
Blue Owl Capital Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices:
399 Park Avenue,
New York, NY 10022

Item 2.		Filing Person
	(a) - (c)		Name of Persons Filing; Address; Citizenship:
		(i)	BB Holdings AC LP, a Delaware limited partnership (“BB Holdings AC”).
		(ii)	BB Holdings AA LP, a Delaware limited partnership (“BB Holdings AA” and, together with BB Holdings AC, the “ICQ Limited Partnerships”).
		(iii)	ICQ BB GP, LLC, a Delaware limited liability company (“ICQ BB”), is the general partner of the ICQ Limited Partnerships.
		(iv)	Co-Investment Portfolio 2021 LP, a Delaware limited partnership (“Co-Investment Portfolio 2021”).
		(v)	Co-Investment Portfolio GP II LP, a Delaware limited partnership (“Co-Investment Portfolio GP”), is the general partner of Co-Investment Portfolio 2021.
		(vi)	ICQ Co-Investment II TT GP, LLC, a Delaware limited liability company (“ICQ Co-Investment”), is the general partner of Co-Investment Portfolio GP.
		(vii)	Tactical Opportunities Portfolio 2020 LP, a Delaware limited partnership (“Tactical Opportunities 2020” and, together with the ICQ Limited Partnerships, the “Limited Partnerships”).
		(viii)	Tactical Opportunities Portfolio GP, LP, a Delaware limited partnership (“Tactical Opportunities Portfolio GP”), the general partner of Tactical Opportunities 2020.
(ix)
ICQ Tactical Opportunities TT GP, LLC, a Delaware limited liability company (“ICQ Tactical Opportunities” and, together with ICQ BB and ICQ Co-Investment, the “Ultimate General Partners”) is the general partner of Tactical Opportunities Portfolio GP.

(x)
Divesh Makan, a citizen of the United States (“Makan” and, together with the Limited Partnerships, the Ultimate General Partners, Co-Investment Portfolio GP, Tactical Opportunities GP, the “Reporting Persons”), is the managing member of each of the General Partners and may be deemed to have voting, investment, and dispositive power with respect to the shares held by the Limited Partnerships.

The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale Street, Suite 2300, San Francisco, CA 94105.
	(d)	Title of Class of Securities:
Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”)
	(e)	CUSIP Number:
09581B 103

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)		☐	Broker or dealer registered under Section 15 of the Act;

(b)		☐	Bank as defined in Section 3(a)(6) of the Act;

(c)		☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)		☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)		☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)		☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)		☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)		☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 09581B 103	SCHEDULE 13G	Page 13 of 17 Pages

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons is incorporated herein by reference.

(a) and (b) Amount beneficially owned:
(i)
BB Holdings AC directly owns 3,500,000 shares of Class A Common Stock, which represents approximately 0.6% of the outstanding Class A Common Stock. The 3,500,000 shares of Class A Common Stock held by BB Holdings AC represents 0.6% of the aggregate combined voting power of the Class A Common Stock.

(ii)
BB Holdings AA directly owns 20,000,000 shares of Class A Common Stock, which represents approximately 3.5% of the outstanding Class A Common Stock. The 20,000,000 shares of Class A Common Stock held by BB Holdings AA represents 3.5% of the aggregate combined voting power of the Class A Common Stock.

(iii)
ICQ BB may be deemed to beneficially own 23,500,000 shares of Class A Common Stock, held by the ICQ Limited Partnerships, which represents approximately 4.1% of the outstanding Class A Common Stock. The 23,500,000 shares of Class A Common beneficially owned by ICQ BB represents 4.1% of the aggregate combined voting power of the Class A Common Stock.

(iv)
Co-Investment Portfolio 2021 directly owns 10,000,000 shares of Class A Common Stock, which represents approximately 1.8% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock held by Co-Investment Portfolio 2021 represents 1.8% of the aggregate combined voting power of the Class A Common Stock.

(v)
Co-Investment Portfolio GP may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, held by Co-Investment Portfolio 2021, which represents approximately 1.8% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock beneficially owned by Co-Investment Portfolio GP represents 1.8% of the aggregate combined voting power of the Class A Common Stock.

(vi)
ICQ Co-Investment may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, beneficially owned by the Co-Investment Portfolio GP, which represents approximately 1.8% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock beneficially owned by ICQ Co-Investment represents 1.8% of the aggregate combined voting power of the Class A Common Stock.

(vii)
Tactical Opportunities 2020 does not beneficially own any shares of Class A Common Stock and beneficially owns 0.0% of the outstanding Class A Common Stock and its combined voting power of the Class A Common Stock.

(viii)
Tactical Opportunities Portfolio GP does not beneficially own any shares of Class A Common Stock and beneficially owns 0.0% of the outstanding Class A Common Stock and its combined voting power of the Class A Common Stock.

(ix)
ICQ Tactical Opportunities TT GP does not beneficially own any shares of Class A Common Stock and beneficially owns 0.0% of the outstanding Class A Common Stock and its combined voting power of the Class A Common Stock.

(x)
Makan may be deemed to beneficially own 33,500,000 shares of Class A Common Stock, held by the Limited Partnerships, Co-Investment Portfolio Funds, Tactical Opportunities Funds and Makan, which represents approximately 5.9% of the outstanding Class A Common Stock. The 33,500,000 shares of Class A Common Stock held by the Limited Partnerships and Co-Investment Portfolio 2021 and beneficially owned by Makan represents 5.9% of the aggregate combined voting power of the Class A Common Stock.

(c)	Number of shares as to which such person has:

CUSIP No. 09581B 103	SCHEDULE 13G	Page 14 of 17 Pages

	Number of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

BB Holdings AC	3,500,000	0	3,500,000	0
BB Holdings AA	20,000,000	0	20,000,000	0
ICQ BB	23,500,000	0	23,500,000	0
Co-Investment Portfolio 2021	10,000,000	0	10,000,000	0
Co-Investment Portfolio GP	10,000,000	0	10,000,000	0
ICQ Co-Investment	10,000,000	0	10,000,000	0
Tactical Opportunities 2020	0	0	0	0
Tactical Opportunities Portfolio GP	0	0	0	0
ICQ Tactical Opportunities	0	0	0	0
Mr. Makan	33,500,000	0	33,500,000	0

(i)		Sole power to vote or direct the vote
(ii)		Shared power to vote or to direct the vote
(iii)		Sole power to dispose or to direct the disposition of
(iv)		Shared power to dispose or to direct the disposition of
The percent of class was calculated based on 568,254,126 shares of Class A Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following:

As to Tactical Opportunities 2020, Tactical Opportunities Portfolio GP and ICQ Tactical Opportunities: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

BB Holdings AC LP, a Delaware
limited partnership

By:	ICQ BB GP, LLC, a
Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

BB Holdings AA LP, a Delaware
limited partnership

By:	ICQ BB GP, LLC, a
Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Co-Investment Portfolio 2021 LP, a Delaware limited partnership

By:	Co-Investment Portfolio GP II LP, a
Delaware limited partnership, its General Partner

By:	ICQ Co-Investment II TT GP, LLC,
a Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Tactical Opportunities Portfolio 2020 LP, a Delaware limited partnership

By:	Tactical Opportunities Portfolio GP, LP, a Delaware limited partnership, its General Partner

By:	ICQ Tactical Opportunities TT GP, LLC, a Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

ICQ BB GP, LLC, a Delaware limited liability company

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Tactical Opportunities Portfolio GP, LP, a Delaware limited partnership

By:	ICQ Tactical Opportunities TT GP, LLC, a Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

ICQ Tactical Opportunities TT GP, LLC, a Delaware limited liability company

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Co-Investment Portfolio GP II LP, a Delaware limited partnership

By:	ICQ Co-Investment II TT GP, LLC, a Delaware limited liability company, its General Partner

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

ICQ Co-Investment II TT GP, LLC, a Delaware limited liability company

By:	Louis D. Thorne
Title:	Authorized Person

/s/ Louis D. Thorne
Signature of Reporting Person

Divesh Makan

/s/ Divesh Makan